UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of December 19, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Ormen Lange License Participants select 'Subsea to Land Concept' for the Ormen Lange Deepwater Gas Project off Mid-Norway.

Oslo(2002-12-18): After nearly three years of studies, consultation and investigations, the Ormen Lange License has decided that the 2003 development application to the authorities will be based on, 'Subsea Production to a new onshore gas processing plant at Nyhamna in the municipality of Aukra, which is in the Møre and Romsdal county'.

This decision, supported by all partners, is based on an overall assessment of the Environmental, Technical, Safety, Social and Economic issues.

Production start for Ormen Lange is planned to be in October 2007 based on the Plan for Development and Operation (PDO) which will be submitted during 2003, and construction commencing in 2004.

Development of Ormen Lange also requires construction of the largest pipeline on the Norwegian Continental Shelf. The total Ormen Lange investment, both field development and transportation pipelines, is estimated to be approximately 55 BNOK fixed 2002 money. Gas production is scheduled to continue for 30 to 40 years and during the peak production period, the field is expected to produce as a minimum 20 Bm3 per year, which is about 20% of the expected total Norwegian gas production in 2010. The onshore plant will create about 100 full time employment opportunities throughout the operations phase.

Ormen Lange Development Studies have been ongoing since early 2000, and all possible development options (including offshore processing) have been thoroughly evaluated. The Operator, Norsk Hydro ASA, originally presented its Concept Selection recommendation to the License Partners on September 26th, 2002. Since then, the Partners have endorsed the Operator's recommendation which has been confirmed to be based on a total assessment of environment, safety, social and economic issues.

The Ormen Lange field is the largest undeveloped gas field on the Norwegian Continental Shelf. The field is located 100 km northwest of the Møre and Romsdal coast, and at a water depth of some 1000 meters. The estimated gas reserves are 375 billion m3 of dry gas and 22 Mm3 of condensate.

Participants in the Ormen Lange license are Norsk Hydro ASA (17,956%) (Operator in the development phase), A/S Norske Shell (17,2%) (Operator in the operations phase), Petoro a.s (36%), Statoil ASA (10,774%), Esso Norge AS (7,182%) and BP (10,888%).

Attachment to Press Release related to the announcement of the Ormen Lange Concept Selection December 18th, 2002:

Ormen Lange is a pioneer project on the NCS. The field is located on the Atlantic Margin in the Norwegian Sea where the climatic and oceanographic conditions present some of the most challenging development environments in the world. Among the challenges we find:

  Location of the field in a deep subsea scar area left by the Storegga slide 8000 years ago where the seabed, at a water depth of between 800 and 1000 meters, is heavily undulated with slide debris protruding 30 to 60 meters up above sea bottom. A major task has been to identify a secure route for control cables and pipelines out of the deepwater production area to shore.
  The interaction between the Gulf Stream and the cold polar currents from the north creates special conditions that generate significant forces on risers, mooring, gas pipelines and subsea installations, and presents special requirements for field installations.
  Combined wind and wave forces in the Ormen Lange area are more challenging than in any other deepwater project elsewhere in the world.
  Water movements in the area caused by polar currents contribute to maintenance of the Gulf Stream. The same water movements bring cold water down from the north and generate water temperatures below freezing point for most of the year on the seabed around pipelines and subsea installations in the deep water production area.

All of the above presents special demands on the License, the Operator and associated contributing companies. Norwegian engineering and research environments have dominated development of technical design and solutions for the recommended concept for Ormen Lange. Key areas of Norwegian industry and research institutions have been engaged to study and provide solutions to a number of new and unique challenges compared to other oil and gas developments on the Norwegian Continental Shelf, and as a consequence have achieved world-leading competence within their particular business areas. Routing of the gas pipelines in and out of the Storegga scar area has been decided in close cooperation with fishery organisations and Authorities. Through extensive survey and mapping operations in cooperation with recognised Norwegian and international expertise, the stability of seabed masses and slide safety have been carefully investigated. There are no indications that new slides can be initiated, either naturally or from Ormen Lange development activities.

The European gas market is growing. Both the UK and large parts of continental Europe have forecast a need for more gas. Ormen Lange will be an important supplier with a daily capacity of between 50 and 70 million m3, giving an annual production of approximately 20 billion m3. This corresponds to supply to cover more than 15% of UK gas requirement, or Norways total energy consumption, be that electricity, heating and fuel. Ormen Lange will require construction of new gas transportation infrastructure. The associated pipeline project will be one of the largest undertaken in the world. Gas is planned to be transported in a pipeline approximately 1200 km long from Nyhamna in Aukra municipality all the way to UK, via the tie-in point Sleipner. Sleipner will only function as a distribution point on the Norwegian side of the demarcation line, to provide the possibility of export to either UK or to continental Europe as required. If a new pipeline is decided built, the landing point in UK will be identified during 1Q 2003 according to plan. Before an eventual decision is taken on a potential new pipeline between the existing tie-in platform and UK, use of existing pipelines on the English side shall be thoroughly evaluated.

Both of the main development concepts have been studied and considered from an economic, technical, health, environmental and safety perspective.

During development of the full processing offshore concept three different platform alternatives have been considered:

  Tension leg platform ("TLP")
  Semi submersible platform ("Semi")
  Single spar platform ("Spar")

Given the enormous gas export capacity planned from Ormen Lange, platforms required would have been amongst the largest in the world should these have been constructed.

Location and connection of in all 20-24 wells that must progressively be drilled to drain Ormen Lange has been studied and developed based on knowledge of reservoir characteristics that has been available since the first well was drilled in 1997 up to the last appraisal well drilled in May 2002. A particular challenge has been to secure security of gas supply, considering potential hydrates (ice plugs) forming in pipelines in seabed areas where the water temperature is at or below freezing point.

In Spring 2000 Ormen Lange project entered into a cooperation agreement with the county of Møre and Romsdal, through their established "Ormen to Møre" project group. Such cooperation had as its objective to determine the optimal landing point for Ormen Lange. Fourteen possible landing locations were initially given to the project by the municipality, together with relevant and extensive supporting data. This meant that Ormen Lange saved time and was in a position to start immediate selection activities. At the end of 2000 fourteen possible landing locations were reduced to seven potential sites. In June 2001 a further reduction from seven to four sites was undertaken, which were:

  Tjeldbergodden in Aure municipality
  Stavnes in Averøy municipality
  Nyhamna in Aukra municipality
  Baraldses in Haram municipality

These four locations were further developed to a sufficient degree of maturity such that Ormen Lange could announce on 14th March 2002 that Nyhamna in Aukra municipality was considered to be the best alternative.

Nyhamna is an attractive location in relation to Ormen Lange and can also offer the most optimal solution for, for example, safety and flexibility with regards to future possibilities to establish a gas node.

The Environmental Impact Assessment (EIA) for the onshore processing plant has already been issued for review to interested parties, while the EIA for the total project is ready for issue in the coming days. The processing plant at Aukra will encompass totally some 4,3 km2, inclusive of noise and safety zones. Products produced will be sales gas and stabilised condensate (a very light oil). The plant will be operated with power from the grid. Statnett are in the process of preparing new 420 kV facilities, and in addition a 132 kV emergency power supply. Gas pipelines in and out of Nyhamna are currently planned to be routed through Bjørnsundet. Routing over Aukra and out of Horremsbukta is maintained as an alternative should Bjørnsundet prove to be too narrow.

In the construction period of the onshore plant it is estimated that peak manning of some 2000 persons will be achieved in 2006. Completed process and export facilities will require some 100 persons for the operations phase as of 2007. The onshore processing plant will be a state-of-the-art facility with regards to health, safety and environment. The plant will be characterised by providing space for effective safety solutions, good approach for marine vessels, high safety, effective use of energy, effective cleansing of production water, re-cycling of volatile organic compounds (VOC), a closed flare system and low emissions.

The onshore plant at Aukra in Møre and Romsdal is designed such that it will be possible to extend the capacity of the plant.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

December 19, 2002